CONSENT OF THOMAS H. CARPENTER

I consent to the use of my name in connection with the following report which is being filed as exhibit to and incorporated by reference into the registration statement on Form 40-F of Nevsun Resources Ltd. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The technical report dated February, 2004 as amended April, 2004, with accompanying qualifying certificate, and referenced in the Company’s annual information form June 15, 2004

June 15, 2004

“signed”
________________
Thomas H. Carpenter